盛德律師事務所

SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com


05007902

Our Ref: 22277-00002

April 29, 2005




PROCESSING
SECTION
RECEIVED
MAY 02 2005
213
SEC MAIL
WASH., D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

**Attn: 1934 Act Filing Desk**

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release and two announcements which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

**Carrie Jieyi Li**

File No.: 82-34696

**Securities and Exchange Commission**
**Washington, D.C. 20549**

---

**Report of Foreign Private Issuer**
**Pursuant to Rule 12g3-2(b) of**
**The Securities Exchange Act of 1934**

---

# China Oilfield Services Limited

**(Translation of registrant's name into English)**

---

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

---

April 29, 2005

**[For Immediate Release]**



**COSL**

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

## COSL Announced Unaudited Operational Data for 1Q 2005

[April 28, 2005 – Hong Kong] China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883), the leading oilfield services provider in China offshore market, announced today its unaudited operational statistics for the first quarter ended March 31, 2005.

For the first quarter ended March 31, 2005, the total number of wells drilled increased by 52% to 73, of which 62 were development wells and 11 were exploration wells. The average utilization rate of the Company's rigs was 99.5%, a slight increase of 1.8% as compared with the same period last year. The number of development wells drilled soared by 77%. Due to the shorter drilling cycle of development wells, total operating days dropped by 93 days to 1,063 days despite the fact that the vessels underwent 192 days of maintenance.

The Company's well workover achieved an encouraging 54% growth over 2004. During the first quarter of 2005, the Company operated for 1,569 team/days. Moreover, the Company signed a new five-year integrated well workover services contract in Indonesia in the first quarter of 2005. This USD98.36 million contract will be effective from May 4, 2005.

During the period, operating datum for which the Company provided logging, drilling fluids, directional drilling, cementing and well completion services were 143, 79, 39, 61 and 248 respectively. Of these, logging and directional drilling activities decreased by 14% and 25% respectively. This is mainly attributable to the changes in operational practice of drilling activities, which changed the operations of the Company's logging and directional drilling activities. In spite of these changes, actual workload and revenue remained relatively the same as last year.

As for the marine support and transportation services front, the Company's marine support vessels operated for a total of 5,644 days, an increase of 501 days or 10% as compared with last year, and attained an average utilization rate of 97.6%, a slight decrease from 98.6% recorded last year. The decline in utilization rate was mainly due to the increase in operating days available as compared with the same period last year.

Regarding the geophysical services, the demand for the collection of 3D data grew in the China offshore market, and hence driving the growth of the processing of 3D data. Both the collection and processing of 3D seismic data recorded satisfactory growth of 102% and 84%, respectively. The Company's new integrated survey vessel was built and delivered in February.

- *cont'd --*

Mr. Yuan Guangyu, CEO and President of COSL, said, "During the first quarter of 2005, everything has been rolled out as planned. We have full confidence in the full-year performance of COSL."

**Operational Performance Overview:**

| Drilling | Ended 31 March 2005 | Ended 31 March 2004 | Change (%) |
|---|---|---|---|
| **Wells Drilled (no. of wells)** | **73** | **48** | **+52%** |
| Exploration Wells | 11 | 13 | -15% |
| Development Wells | 62 | 35 | +77% |
| **Operating Days (Day)** | **1,063** | **1,156** | **-8%** |
| Jack-up Rigs | 839 | 883 | -5% |
| Semi-submersibles | 224 | 273 | -18% |
| **Utilization Rate** | **99.5%** | **97.7%** | |
| Jack-up Rigs | 99.4% | 97.0% | |
| Semi-submersibles | 100% | 100% | |
| **Well Workover (team days)** | **1,569** | **1,020** | **+54%** |

| Well Services | Ended 31 March 2005 | Ended 31 March 2004 | Change (%) |
|---|---|---|---|
| **Logging (no. of jobs)** | 143 | 167 | -14% |
| **Drilling Fluids (no. of wells)** | 79 | 78 | +1% |
| **Directional Drilling (no. of jobs)** | 39 | 52 | -25% |
| **Cementing (no. of wells)** | 61 | 61 | 0% |
| **Well Completion (no. of jobs)** | 248 | 235 | +6% |

- *cont'd* --

| Marine Support and Transportation Services | Ended 31 March 2005 | Ended 31 March 2004 | Change (%) |
|---|---|---|---|
| **Operating Days (Day)** | **5,644** | **5,143** | **+10%** |
| Standby Vessels | 3,236 | 2,630 | +23% |
| AHTS Vessels | 1,581 | 1,547 | +2% |
| PSV Vessels | 622 | 605 | +3% |
| Utility Vessels | 205 | 361 | -43% |
| **Vessel Utilization Rate** | **97.6%** | **98.6%** | |
| Standby Vessels | 99.0% | 97.5% | |
| AHTS Vessels | 99.4% | 100.0% | |
| PSV Vessels | 98.7% | 99.3% | |
| Utility Vessels | 70.2% | 99.2% | |

| Geophysical Services | Ended 31 March 2005 | Ended 31 March 2004 | Change (%) |
|---|---|---|---|
| **2D Seismic Data** | | | |
| Data Collection (km) | 3,719 | 10,437 | -64% |
| Data Processing (km) | 230 | 0 | |
| **3D Seismic Data** | | | |
| Data Collection ($km^2$) | 790 | 391 | +102% |
| Data Processing ($km^2$) | 731 | 398 | +84% |

*- end -*

**Background Information about the Company**

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of American Depositary Receipts in the United States. The ticker symbol is CHOLY.

As at 31 December 2004, COSL owns 13 drilling rigs including 10 jack-ups and 3 semi-submersibles and operates one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets offshore China, including 68 vessels and 5 oil tankers, 6 seismic vessels, and 3 geotech survey vessels. It also has large arrays of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and other well work-over services.

Majority of COSL's business is conducted in offshore China, in North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 2136 6068
Email: natalietam@iprasia.com.hk / antoniaau@iprasia.com.hk / katietsui@iprasia.com.hk / sharissiu@iprasia.com.hk



**COSL**

**CHINA OILFIELD SERVICES LIMITED**

**中海油田服務股份有限公司**

*(incorporated in the People's Republic of China as a joint stock limited liability company)*
(Stock Code: 2883)

# Announcement

The Company hereby announces selected unaudited operational statistics of the Company for the three months ended 31 March 2005. The comparative statistics for the corresponding period of 2004 are also disclosed in this announcement.

China Oilfield Services Limited (the "Company") is pleased to announce selected unaudited operational statistics for the three months ended 31 March 2005, together with the comparative statistics for the same period of 2004, as follows:

| Drilling Activities | Three Months Ended 31 March 2005 | Three Months Ended 31 March 2004 | Change *(%)* |
|---|---|---|---|
| **Wells Drilled** (no. of wells) | **73** | **48** | **+52%** |
| Exploration Wells | 11 | 13 | -15% |
| Development Wells | 62 | 35 | +77% |
| **Operating Days** (Day) | **1,063** | **1,156** | **-8%** |
| Jackup Rigs | 839 | 883 | -5% |
| Semi-submersibles | 224 | 273 | -18% |
| **Utilization Rate** | **99.5%** | **97.7%** | |
| Jackup Rigs | 99.4% | 97.0% | |
| Semi-submersibles | 100.0% | 100.0% | |
| **Well workover** (team/days) | **1,569** | **1,020** | **+54%** |

| Well Services | Three Months Ended 31 March 2005 | Three Months Ended 31 March 2004 | Change *(%)* |
|---|---|---|---|
| **Logging** (no. of jobs) | 143 | 167 | -14% |
| **Drilling Fluids** (no. of wells) | 79 | 78 | +1% |
| **Directional Drilling** (no. of jobs) | 39 | 52 | -25% |
| **Cementing** (no. of wells) | 61 | 61 | 0% |
| **Well Completion** (no. of jobs) | 248 | 235 | +6% |

| Marine Support and Transportation Services | Three Months Ended 31 March 2005 | Three Months Ended 31 March 2004 | Change *(%)* |
|---|---|---|---|
| **Operating Days** (Day) | **5,644** | **5,143** | **+10%** |
| Standby Vessels | 3,236 | 2,630 | +23% |

| | | | |
|---|---|---|---|
| AHTS Vessels | 1,581 | 1,547 | +2% |
| PSV Vessels | 622 | 605 | +3% |
| Utility Vessels | 205 | 361 | -43% |
| **Vessel Utilization Rate** | **97.6%** | **98.6%** | |
| Standby Vessels | 99.0% | 97.5% | |
| AHTS Vessels | 99.4% | 100.0% | |
| PSV Vessels | 98.7% | 99.3% | |
| Utility Vessels | 70.2% | 99.2% | |

| Geophysical Services | Three Months Ended 31 March 2005 | Three Months Ended 31 March 2004 | Change *(%)* |
|---|---|---|---|
| **2D Seismic Data** | | | |
| Data Collection (km) | 3,719 | 10,437 | -64% |
| Data Processing (km) | 230 | 0 | |
| **3D Seismic Data** | | | |
| Data Collection ($km^2$) | 790 | 391 | +102% |
| Data Processing ($km^2$) | 731 | 398 | +84% |

By Order of the Board
**China Oilfield Services Limited**
**Chen Weidong**
*Company Secretary*

Beijing, 28 April 2005

*As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr. Wang Zhongan; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.*

Please also refer to the published version of this announcement in The Standard.

*The Notice of Annual General Meeting attached to the Annual Report of China Oilfield Services Limited is reproduced below:*



**COSL**

**CHINA OILFIELD SERVICES LIMITED**

**中海油田服務股份有限公司**

*(incorporated in the People's Republic of China as a joint stock limited liability company)*
(Stock Code: 2883)

# NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 25 May 2005 (Wednesday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditors for the year ended 31 December 2004.
2. To consider and approve the final dividend for the year ended 31 December 2004.
3. To consider the budget for fiscal year 2005.
4. To consider and approve the report of the directors of the Company for the year ended 31 December 2004.
5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2004.
6. (a) To re-appoint Fu Chengyu, an existing director, and to authorise the board of directors to fix the remuneration.
   (b) To re-appoint Yuan Guangyu, an existing director, and to authorise the board of directors to fix the remuneration.
   (c) To re-appoint Andrew Y. Yan, an existing director, and to authorise the board of directors to fix the remuneration.
   (d) To re-appoint Gordon C. K. Kwong, an existing director, and to authorise the board of directors to fix the remuneration.
   (e) To re-appoint Zhang Benchun, an existing supervisor, and to authorise the board of directors to fix the remuneration.
   (f) To re-appoint a new supervisor, Xiao Jianwen and to authorise the board of directors to fix the remuneration.
7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2005 and to authorise the board of directors to fix the remuneration thereof.

By order of the Board
**Chen Wei Dong**
*Company Secretary*

Hong Kong, 30 March 2005

*Notes:*

(a) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 25 May 2005 (Wednesday) are entitled to attend and vote at the AGM.

(b) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Office of the Company in Hong Kong by facsimile or post no later than 5 May 2005 (Thursday):

| | |
|---|---|
| Address: | 65/F., Bank of China Tower<br>1 Garden Road, Hong Kong |
| Tel: | (852) 2213 2502 |
| Fax: | (852) 2525 9322 |

(c) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(d) The Company's register of member will be closed from 25 April 2005 (Monday) to 25 May 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2004 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 22 April 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e) Shareholders or their proxies must present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

*As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive directors are Mr. Fu Chengyu and Mr. Wang Zhongan; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.*

Please also refer to the published version of this announcement in The Standard.